                              UNITED STATES
                    SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549

                               FORM 12b-25

                        NOTIFICATION OF LATE FILING

SEC FILE NUMBER: 033-26344
CUSIP NUMBER: 26873X 10 6


Check one:  X  Form 10-KSB        Form 20-F       Form 11-K
           ---                ---             ---
                     Form 10-Q          Form N-SAR
                 ---                ---

                  For Period Ended:   December 31, 1999

PART I. - REGISTRANT INFORMATION

     A. Full Name of Registrant - E*MACHINERY.NET, INC. (formerly HARVARD FINANCIAL SERVICES CORP.).

     B.   Address of Principal Office - 1400 Medford Plaza, Route
70 and Hartford Road, Medford, New Jersey 08055

PART II. - RULES 12b-25(b) AND (c)

     The subject report could not be filed without reasonable effort or expense and the Registrant seeks relief pursuant to Rule 12b-25(b). The Registrant states the following:

     A. The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

     B. The subject annual report on Form 10-KSB will be filed on or before the fifteenth calendar day following the prescribed due date;

     C. The accountant's statement or other exhibit required by Rule 12b-25(c)) is not applicable.

PART III. - NARRATIVE

     The Registrant's annual report on Form 10-KSB could not be filed within the prescribed time period due to the accountants requiring additional time to prepare the financials of the Registrant.

PART IV. - OTHER INFORMATION

     A.   Name of Person to Contact in Regard to this Notification:
Kevin McAndrew: (609) 953-0044.

     B. All other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter) period that the Registrant was required to file such reports.

     C. It is not anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report.

     e*machinery.net, inc. has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

                         By:  /s/Kevin J. McAndrew
                              ------------------------
                              Kevin J. McAndrew
Date:  March 28, 2000         Chief Financial Officer